SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._____)

EDGEWATER FOODS INTERNATIONAL, INC.

 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

280311 10 1
(CUSIP Number)

Robert Saunders

President And Chief Executive Officer

5552 West Island Highway, Qualicum Beach

British Columbia, Canada   V9K 2C8

 (250) 757-9811

______

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number 280311 10 1
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(1)

Name of Reporting Persons:

Robert Saunders

S.S. or I.R.S. Identification Nos. of above persons:

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(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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(3)  SEC Use Only

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(4) Source of Funds (See Instructions)  OO

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(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  Canada

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Number of Shares

(7)  Sole Voting Power: 47.18%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power: 0

Person With

(9) Sole Dispositive Power:  47.18%

(10) Shared Dispositive Power: 0

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(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  9,900,000

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

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(13) Percent of Class Represented by Amount in Row (11):  47.18%

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(14) Type of Reporting Person (See Instructions):  IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Edgewater Foods International, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at business at 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8.

Item 2.  Identity and Background.

(a)

This statement is filed by Robert Saunders, a natural person.

(b)

Robert Saunders’ business address is 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8.

(c)

Robert Saunders’ principal occupation is as

CEO.

.

(d)

 During the past five years, Robert Saunders has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, Robert Saunders has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)

Robert Saunders is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired with the reporting person’s personal funds.

Item 4. Purpose of Transaction

Pursuant to the Share Exchange between Edgewater Foods International, Inc. and Heritage Management Corp. on August 15, 2005, the reporting person received the securities disclosed herein in exchange for his Edgewater shares.

Item 5.  Interest in Securities of the Issuer

(a)

Robert Saunders controls 9,900,000 of the 20,983,260 of the outstanding shares of the Company.

(b)

The shares held by Robert Saunders shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2006

Signature:  /s/ Robert Saunders

Name/Title: Robert Saunders, President & Chief Executive Officer